UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 7)

ASPEN TECHNOLOGY, INC.
(Name of Subject Company (Issuer))

EMERSUB CXV, INC.
a wholly owned subsidiary of

EMERSON ELECTRIC CO.
(Names of Filing Persons (Offeror))

EMR HOLDINGS, INC.
EMR WORLDWIDE INC.
(Names of Filing Persons (Other Persons))

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

29109X106
(Cusip Number of Class of Securities)

Michael Tang
Senior Vice President, Secretary & Chief Legal Officer
Emerson Electric Co.
8027 Forsyth Boulevard
St. Louis, MO 63105
314-553-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Phillip R. Mills
Cheryl Chan
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212-450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Emersub CXV, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), Emerson Electric Co., a Missouri corporation (“Parent”), EMR Holdings, Inc., a Delaware corporation and EMR Worldwide Inc., a Delaware corporation (“EMR Worldwide”), on February 10, 2025 (together with any amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), at a price per Share of $265.00, net to the seller in cash, without interest (the “Offer Price”), and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated February 10, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in the Schedule TO, and is supplemented by the information specifically provided herein. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporated by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer expired at 5:00 p.m., Eastern Time, on March 11, 2025. According to Equiniti Trust Company, LLC, the depository for the Offer, 19,479,909 Shares were validly tendered and not validly withdrawn in the Offer (including 1,859,751 Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”))), representing approximately 72% of the outstanding Shares, excluding, for the purposes of calculating the total number of Shares outstanding, Shares owned by Parent and its subsidiaries, Parent’s and its subsidiaries’ directors and officers and AspenTech’s directors and officers. The number of Shares tendered satisfied the condition to the Offer that there be validly tendered and not validly withdrawn Shares (excluding (1) Shares tendered in the Offer that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL) and (2) Shares owned by Parent and its subsidiaries, Parent’s and its subsidiaries’ directors and officers and AspenTech’s directors and officers), that represent at least one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, excluding, for the purposes of calculating the total number of Shares outstanding, Shares owned by Parent and its subsidiaries, Parent’s and its subsidiaries’ directors and officers and AspenTech’s directors and officers. All conditions to the Offer having been satisfied or waived, Parent and Purchaser accepted for payment all Shares validly tendered and not validly withdrawn.

Following the consummation of the Offer, the remaining conditions to the Merger set forth in the Merger Agreement were satisfied or waived, and on March 12, 2025, Purchaser merged with and into AspenTech pursuant to Section 251(h) of the DGCL, with AspenTech being the surviving corporation (the “Merger”). Each Share outstanding immediately prior to the effective time of the Merger (other than (1) the Shares held by AspenTech, Parent, Purchaser or any of their respective wholly owned subsidiaries, (2) Shares irrevocably accepted by Purchaser for purchase pursuant to the Offer and (3) Shares held by stockholders who have properly exercised and perfected their demands for appraisal of such Shares in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time of the Merger) was canceled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest, and subject to any required withholding of taxes.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.
(a)(5)(x)	Emerson Press Release, dated March 12, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2025

EMERSON ELECTRIC CO.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Assistant Secretary

EMR HOLDINGS, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary

EMR WORLDWIDE INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	President and Secretary

EMERSUB CXV, INC.

By:	/s/ John A. Sperino
	Name:	John A. Sperino
	Title:	Vice President and Secretary